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                    LANOPTICS BUILDING
                    1 HATAMAR STREET, P.O.B 527, YOKNEAM 20692, ISRAEL
                    PHONE: (972) 4-9596666 FAX: (972) 4-959 4166
                    http://www.lanoptics.com    E.Mail: dror@lanoptics.co.il
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2


 LANOPTICS ANNOUNCES NASDAQ'S WITHDRAWAL OF DELISTING PROCEEDINGS; ORDINARY
         SHARES TO CONTINUE TRADING ON THE NASDAQ NATIONAL MARKET

            LanOptics' Subsidiary EZchip Technologies Announces
                   Series C Funding Led by Goldman Sachs

Yokneam, Israel - December 16, 2002 -- LanOptics Ltd. (NASDAQ:LNOP) today announced that previously publicized proceedings for the delisting of LanOptics' ordinary shares from the Nasdaq National Market have been withdrawn. This results from the Company's ordinary shares having achieved the required minimum aggregate market value of $50,000,000 for more than 10 consecutive business days. Nasdaq has confirmed the company's compliance with the shareholders' equity/market value of listed securities/total assets and total revenue requirements and all other requirements necessary for continued listing on the Nasdaq National Market.

LanOptics also announced today that its majority-owned subsidiary EZchip Technologies, a fabless semiconductor company providing high-speed network processors, has executed a term sheet for its Series C financing totaling up to $21.5 million. In addition, EZchip has executed a term sheet for a $3M credit line facility. This latest funding is expected to provide sufficient financing for EZchip to reach profitability. The Series C round follows EZchip's market leadership established through its NP-1 10-Gigabit network processor and the substantial customer base it has garnered in the past year.

Investors in the Series C round include Goldman Sachs, JK&B Capital, LanOptics, Star Ventures and Tamar Investments. In a show of confidence in EZchip's accomplishments, this round includes existing EZchip Series B investors. The funding consists of an initial investment of $13.5 million, based on a pre-money valuation of $40 million, with an option to invest up to another $8 million in the future. Of this amount, LanOptics has committed to invest $2.3 million and has an option to invest up to another $4 million. LanOptics currently holds 66% of EZchip, and will hold approximately 51% of EZchip following the new round of financing.

The new equity funding and credit facility will bring EZchip's total funding to more than $50 million, if the maximum amount is invested. The company will use the proceeds to expand its worldwide sales and marketing activities as well as for the development of the next generations of high-speed network processors to further solidify NP-1's market leadership.

"Since April 2001 when EZchip released its acclaimed network processors to the market, it has secured 14 design wins, 10 of which are leading networking vendors -- quite an accomplishment in the difficult business climate of the past year", said Dr. Meir Burstin, Chairman of the Board. "With the strongly differentiated NP-1 product and its dominance in the network processors market, this latest round of financing is expected to enable EZchip to fulfill its business objectives through to profitability."

With NP-1 now in production, EZchip is fast moving to expand its product offering and further enhance its leadership. This includes the recently announced NP-1c, a second generation 10-Gigabit network processor scheduled to sample in Q1 2003 and the QX-1, a 10-Gigabit traffic manager with samples now in testing and validation at EZchip. Through a process shrink to 0.11 micron, NP-1c features a two-fold processing power increase and a 30% price reduction to $795 for a full-duplex 10-Gigabit network processor. The QX-1 can optionally be used with NP-1 and NP-1c to scale customer's solutions with powerful Quality of Service features.

With current products' success attributable in large to EZchip's early interaction with customers, EZchip is currently working closely with a select number of NP-1 and NP-1c customers to define the feature set of its next generation products.

The EZchip Advantage

Network processors are becoming the cornerstone of many new network equipment designs because they significantly reduce the time to market and development costs of new systems. EZchip's NP-1 brings additional value to the equipment vendors by also reducing their production costs while extending the time in market of their products. This is achieved through the unique integration of Processing and Classifying, the two main functions of network processing, onto a single NP-1 chip.

Unlike other network processors which require external devices for classification, namely CAMs and SRAMs, the NP-1 is based on EZchip's TOPcore(R) architecture, eliminating the need for any of these classification components. NP-1 based solutions require only four low-power, low-cost DRAM chips for classification. Since the bit density of a DRAM chip is 30 times higher than that of a CAM chip, while its power dissipation and cost per bit are approximately 280 times and 1000 times lower respectively, NP-1 dramatically reduces the total system chip-count, power and cost.

Furthermore, network equipment based on NP-1 gain an extended time in market by the extensive headroom made available through the use of DRAM. New applications that often require more and larger lookup tables are supported through software updates only, without requiring the addition of any new hardware.

NP-1's flexible layer 2-7 processing make it the ideal choice not only for main stream applications such as L2/MPLS/IPv4/IPv6 for the metro, edge and core, but also for processing-intensive layer 7 products such as web switches, storage gateways, firewalls and other content aware devices.

NP-1c is EZchip's second generation 10-Gigabit network processor manufactured with IBM's leading CU-11 0.11 micron process and featuring a two fold processing power increase and a 30% price reduction to $795 for a full-duplex 10-Gigabit network processor.

NP-1c is pin-compatible with NP-1 and is targeting a wide range of market segments including multi 1-Gigabit and 10-Gigabit Ethernet, OC-192, 4 x OC-48 and 16 x OC-12, all with a single-chip. NP-1c maintains NP-1's outstanding integration of Processing and Classification on a single chip, eliminating the need for power-hungry CAMs and SRAMs that costs hundreds and thousands of dollars, saving as much as 80% in chip-count, power dissipation and cost versus alternative solutions. NP-1c samples are scheduled for Q1 2003

About EZchip Technologies

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.

About LanOptics

Founded in 1990, LanOptics is a public company traded on the Nasdaq National Market and Tel Aviv Stock Exchange (symbol LNOP). LanOptics is focused on its network processor subsidiary, EZchip Technologies. For more information on LanOptics, visit our web site at http://www.lanoptics.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other risks detailed from time to time in LNOP filings with the Securities and Exchange Commission. These risks could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in any forward looking statements made by or on behalf of LNOP.

Contact:
Dror Israel
Director of Finance
LanOptics Ltd.  Israel
+972-4-959 6666
E.Mail: dror@lanoptics.co.il